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                                                                   Exhibit 99.2



           OIL-DRI'S BOARD APPROVES ACQUISITION, STOCK REPURCHASE
                              AND CASH DIVIDEND


CHICAGO -- March 12, 1998 -- Oil-Dri Corporation of America (NYSE-ODC) announced today that its Board of Directors has approved the pending acquisition of the Fuller's Earth absorbent business of American Colloid, a subsidiary of AMCOL International.

The Board also authorized the repurchase of a block of 342,000 shares from director, Robert D. Jaffee. That purchase has exhausted the company's authorizations for further stock repurchases at present.

"I am reluctant to sell my Oil-Dri stock," said Robert Jaffee. "I am wholly confident that the business is being well managed and it appears to have excellent prospects, but I must face the realities of estate planning and the interests of my family."

Richard M. Jaffee, Oil-Dri's chairman, commented, "the Board believes that purchase of this block of stock comes at a very good time for Oil-Dri. There are a lot of positive events driving the business and it would be difficult to find a block this large at the discounted rate of $15.00 per share which we have agreed upon."

Since the May, 1994 authorization from the board, Oil-Dri has repurchased more than a million shares of common stock and therefore reduced shares outstanding by 15%.

The Board also declared a dividend of $0.08 per share for the Company's Common Stock and $0.06 per share for the company's Class B stock. The dividends are payable on June 12, 1998 to shareholders of record at the close of business on May 15, 1998.

This release contains certain forward-looking statements regarding the company's expected performance for future periods and actual results for such periods may materially differ. Such forward-looking statements are subject to uncertainties, which include, but are not limited to, competitive factors in the grocery, mass merchandiser and club segments of the consumer market; the level of success of new products; changes in planting activity and overall agricultural demand; changes in market conditions and the overall economy, and other factors detailed from time to time in the company's annual report and other reports filed with the Securities and Exchange Commission.

Oil-Dri Corporation of America is a leader in developing, manufacturing and marketing products and for pet care, industrial, environmental, agricultural, and fluids purification markets.


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